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                                 Shaw Pittman
             A Law Partnership including Professional Corporations
                              2300 N Street, N.W.
                           Washington, DC 20037-1128

                                March 28, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        Re: CNL American Properties Fund, Inc.- Form RW (Request for Withdrawal) Reg. No. 333-74329--Form S-4, filed March 12, 1999, as amended

Ladies and Gentlemen:

        On behalf of CNL American Properties Fund, Inc. (the "Company"), I hereby request withdrawal of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") on March 12, 1999, as amended (Reg. No. 333-74329). As discussed in greater detail in a report on Form 8-K filed with the Commission on March 1, 2000, the Company has determined not to proceed with the transactions discussed in the Registration Statement on Form S-4 and, accordingly, seeks its withdrawal.

                                        Very truly yours,

                                        /s/ John M. McDonald

                                        John M. McDonald